Annual Notice Dated May 1, 2026

TRANSAMERICA LIBERTYSM NY VARIABLE ANNUITY
Issued through
Transamerica Financial Life Insurance Company

Separate Account VA BNY
This Annual Disclosure Notice (“Notice”) provides certain updated information about Your Transamerica LibertySM NY Variable Annuity, a flexible premium deferred annuity policy (“Policy”), which is no longer available for purchase.

Transamerica Financial Life Insurance Company (“Transamerica”) is providing this Notice in lieu of an updated prospectus for the Policy in reliance on the Securities and Exchange Commission’s position on modernized alternative disclosures for discontinued variable annuity offerings. Updated audited financial statements for Transamerica Financial Life Insurance Company and for Separate Account VA BNY (“Separate Account”) are available, free of charge, at https://dfinview.com/Transamerica/TAHD/893505644?site=VAVUL. In addition, current summary prospectuses, statutory prospectuses, statements of additional information, and the most recent shareholder reports for the funds available under the Policy (“Funds”) are available, free of charge, at the same website address as above. To request a free paper or e-mail copy of any of these materials, please call (800) 525-6205, Monday through Thursday 8 - 6:30, or Friday 8 - 5:30 ET.

Your Policy prospectus dated May 1, 2017, as supplemented, is incorporated herein by reference and contains more information about the Policy’s features, benefits, and risks.

Additional information about certain investment products, including variable annuities, has been prepared by the Securities and Exchange Commission’s staff and is available at Investor.gov.

SPECIAL TERMS
Account Value - The sum of the variable accumulated value and the general account options accumulated value.
Administrative Office and Service Center - Transamerica Financial Life Insurance Company, Attention: Customer Care Group, 6400 C Street SW, Cedar Rapids, IA 52499, (800) 525-6205.
Annuitant - The person on whose life any annuity payments involving life contingencies will be based.
Annuitization - When You switch from the accumulation phase to the income phase and we begin to make annuity payments to You (or Your designee).
Annuity Commencement Date - The date upon which annuity payments are to commence.
Annuity Payment Option - A method of receiving a stream of annuity payments selected by the Owner.
Fixed Account - One or more investment options under the Policy that are part of the Company’s general assets and are not in the Separate Account.
Guaranteed Lifetime Withdrawal Benefit - Any optional benefit under the Policy that provides a guaranteed minimum withdrawal benefit, including the Living Benefits Rider, the Retirement Income Max® Rider and the Retirement Income Choice® 1.6 Rider.
Owner (You, Your) - The person who may exercise all rights and privileges under the Policy. The Owner during the lifetime of the Annuitant and before the Annuity Commencement Date is the person designated as the Owner in the information that we require to issue a Policy.
Policy Value - On or before the Annuity Commencement Date, the Policy Value is equal to the Owner’s:
• premium payments; minus
• gross partial surrenders (partial surrenders plus the surrender charge on the portion of the requested partial surrender that is subject to the surrender charge plus taxes (on the withdrawal)); plus
• interest credited in the Fixed Account; plus
• accumulated gains in the Separate Account; minus
• accumulated losses in the Separate Account; minus
• service charges, rider fees, premium taxes, transfer fees, and other charges, if any.
Policy Year - A Policy Year begins on the Policy date and on each anniversary thereafter.
Portfolio - The investment Portfolio underlying each Variable Subaccount in which we will invest any amount the Owner allocates to that variable Subaccount.
Separate Account - Separate Account VA BNY, a Separate Account established and registered as a unit investment trust under the Investment Company Act of 1940, as amended (the “1940 Act”), to which Purchase Payments under the policies may be allocated.
Separate Account Value - The portion of the Policy Value that is invested in the Separate Account.
Subaccount - A subdivision within the Separate Account, the assets of which are invested in a specified underlying fund Portfolio.

SUMMARY OF POLICY FEATURES THAT HAVE CHANGED
The information in this Notice is a summary of certain Policy features that have changed since the last current Prospectus. This may not reflect all of the changes that have occurred since You entered into Your Policy.
  For changes in the names of certain Portfolios and/or Advisers/Sub-advisers please refer to the Appendix – Investment Options Available Under the Policy.
  For updated Portfolio expense information please refer to Important Information You Should Consider About This Policy and the Appendix – Investment Options Available Under the Policy
  For updated Portfolio performance information please refer to the Appendix – Investment Options Available Under the Policy.

important INFORMATION you should consider about the POLICY

Your Policy prospectus dated May 1, 2017, as supplemented, contains more information about the Policy’s features, benefits, and risks in addition to what is listed below.

	FEES AND EXPENSES			Location in Prospectus
Are There Charges for Early Withdrawal?
Yes. If You withdraw money from the Policy within four years following Your last purchase payment, You will be assessed a surrender charge. The maximum surrender charge is 8% of the premium payment surrendered, and the charge applies for up to four years from the date of each premium payment.
Example:
If You make an early withdrawal, You could pay a surrender charge of up to $8,000 on a $100,000 investment. This loss will be greater if there are taxes or tax penalties.
Annuity Policy Fee Table and Expense Examples Expenses - Surrender Charges
Are There Transaction Charges?
Yes. In addition to surrender charges, You may be charged for other transactions under the Policy. These include:
  Transfer Fees: You are allowed up to 12 free transfers per Policy Year. After that, a fee of $10 per additional transfer may apply. However, this fee is currently waived.
  Special Service Fees: Charges may apply for services such as overnight delivery, duplicate policies or tax forms, check copies, and asset verification requests. Fees may also be assessed for customer-initiated changes or transactions that require additional processing.
  Fund Facilitation Fee: A daily fee (ranging from 0.15% to 0.30% annually) may apply to certain Subaccounts to cover costs associated with making those investment options available.
Expenses
Are There Ongoing Fees and Expenses? (annual charges)
Yes. The table below describes the fees and expenses that You may pay each year, depending on the options You choose. Please refer to Your Policy specifications page for information about the specific fees You will pay each year based on the options You have elected.
Annuity Policy Fee Table and Expense Examples
	Annual Fee	Minimum	Maximum
	Base Policy[1]	1.65%	3.15%
	Portfolio Company (fund fees and expenses)[2],3	0.38%	1.24%
	Optional Benefit Expenses (if elected)[4]	0.70%	2.50%
1As a percentage of Separate Account Value.
2As a percentage of net asset value.
[3]See below Appendix: Investment Options Available Under the Policy for more information.
4As a percentage of benefit base.
Because Your Policy is customizable, the choices You make affect how much You will pay. To help You understand the cost of owning Your Policy, the following table shows the lowest and highest cost You could pay each year based on current charges. This estimate assumes that You do not take withdrawals from the Policy, which could add surrender charges and negative Policy Adjustments that substantially increase costs.

	Lowest Annual Cost $2.067	Highest Annual Cost $5,394
	Assumes:	Assumes:
Investment of $100,000 5% annual appreciation Least expensive Portfolio Company fees and expenses No optional benefits No sales charges No additional Premium Payments, transfers, or withdrawals
  Investment of $100,000
  5% annual appreciation
  Most expensive combination of optional benefits and Portfolio Company fees and expenses
  No sales charges
  No additional Premium Payments, transfers, or withdrawals

	RISKS			Location in Prospectus
Is There a Risk of Loss From Poor Performance?
Yes. You can lose money by investing in the Policy. The Policy Value depends on the investment performance of the underlying fund Portfolios You select, and You bear the risk of any decline in the cash value of Your Policy resulting from poor performance. There is no guarantee of principal under the base Policy, and the entire amount invested is at risk.
Investment Options
Is This a Short-Term Investment?
No. This Policy is not a short term investment and is not appropriate for investors who need ready access to cash. It is designed for long term accumulation (generally for retirement). Early withdrawals can trigger surrender charges (up to 8% within 4 years of each premium), and withdrawals may be subject to income taxes and additional 10% federal tax penalties if taken before age 59½.
Summary – Other Information
What are the Risks Associated with Investment Options?
An investment in the Policy is subject to the risk of poor investment performance and can vary depending on the performance of the Investment Options You select. Each Investment Option—including any Fixed Account option—has its own unique risks. You should review the available Investment Options and their prospectuses carefully before making an investment decision.
Investment Options
What are the Risks Related to the Insurance Company?
An investment in the Policy is subject to risks related to the Insurance Company. Any obligations under the Policy—including guarantees, Fixed Account interest, and optional benefits—are backed by the claims-paying ability of Transamerica Financial Life Insurance Company. If the Company cannot meet its obligations, You may not receive the guaranteed benefits.

Additional information about Transamerica Financial Life Insurance Company, including its financial condition is available by visiting transamerica.com or by calling toll-free (800) 525-6205.
Other Information - Transamerica Financial Life Insurance Company Other Information - Financial Condition of the Company
	RESTRICTIONS			Location in Prospectus
Are There Restrictions on the Investment Options?
Yes. There are restrictions that may limit the Investment Options You can choose and limitations on transfers among options:
  Investment Restrictions: If You elect certain optional riders (e.g., Guaranteed Lifetime Withdrawal Benefit Riders), You must allocate 100% of Your Policy Value to designated investment options.
  Transfer Limits: You may make 12 free transfers per Policy Year during the accumulation phase; after that, a $10 fee per additional transfer may apply. Transfers out of the Fixed Account are limited to interest credited or at the end of a guaranteed period.
  Company Rights: The Insurance Company reserves the right to:
    Add, remove, or substitute underlying fund Portfolios.
    Close or liquidate Subaccounts.
    Restrict or eliminate transfers to the Fixed Account.
    Stop accepting additional premium payments.
    Impose restrictions to deter market timing or disruptive trading.
Investment Options
Are There any Restrictions on Policy Benefits?
Yes. Certain benefits under the Policy have restrictions and may be modified or terminated under specific conditions:
  Optional Living and Withdrawal Benefits: If You elect riders such as the Living Benefits Rider, Retirement Income Max® Rider, or Retirement Income Choice® 1.6 Rider, withdrawals that exceed the rider’s limits are considered excess withdrawals. These can:
    Reduce the benefit base by more than the amount withdrawn.
    Lower future guaranteed withdrawal amounts.
    Terminate the rider entirely if the Policy Value is reduced to zero due to excess withdrawals.
  Death Benefits: Optional guaranteed minimum death benefits cannot be added after issue and terminate upon Annuitization. Death benefit amounts may be reduced by withdrawals.
  Annuitization: All optional benefits terminate when the Policy is Annuitized, except guarantees provided under the selected Annuity Payment Option.
  Company Rights: The Insurance Company reserves the right to discontinue offering certain riders for new sales, modify rider terms as permitted by law, and restrict eligibility based on age or other criteria.
Expenses – Optional Benefits Death Benefit Additional Features
	TAXES			Location in Prospectus
What Are the Policy’s Tax Implications?
You should consult with a qualified tax professional to determine the tax implications of investing in this Policy and receiving purchase payments. There is no additional tax benefit if the Policy is purchased through a tax-qualified plan or an individual retirement account (IRA), because those plans already provide tax deferral.

Withdrawals are generally subject to ordinary income tax and may also incur a 10% federal penalty tax if taken before age 59½. Surrenders and withdrawals can also reduce benefits and may trigger surrender charges. Tax rules vary by individual circumstances and may change.
Tax Information
	CONFLICT OF INTEREST			Location in Prospectus
How Are Investment Professionals Compensated?
Some investment professionals may receive compensation for selling the Policy to investors. Compensation is typically paid in the form of:
  Commissions based on premium payments.
  Revenue sharing arrangements between the Insurance Company and selling firms.
  Payments from affiliates and third parties, which may include marketing allowances, conference sponsorships, and non-cash incentives such as travel or gifts.
These arrangements mean that investment professionals may have a financial incentive to offer or recommend this Policy over another investment.

Our current affiliate, Transamerica Capital, LLC (“TCL”) (formerly Transamerica Capital, Inc. (TCI)) is the principal underwriter and may share the revenue we earn on this Policy with Your investment professional’s firm.
Other Information - Distribution of the Policies
Should I Exchange My Policy?
Some investment professionals may have a financial incentive to offer You a new Policy in place of the one You already own because they may receive commissions or other compensation for selling a new Policy. You should only exchange Your Policy after carefully comparing:
  The features, fees, and risks of both Policies.
  Any surrender charges or penalties for terminating Your existing Policy.
  Whether the new Policy better meets Your financial goals than continuing to own Your current Policy.
Exchanging solely for the benefit of the salesperson could result in unnecessary costs and loss of benefits.
Other Information – Exchanges and/or Reinstatements

APPENDIX

INVESTMENT OPTIONS AVAILABLE UNDER THE POLICY
The following is a list of current Portfolio Companies available under the Policy, which are subject to change as discussed in this prospectus. Depending on the optional benefits You choose, You may not be able to invest in certain Portfolio Companies.
Certain Subaccounts may not be available in all states, at all times or through all financial intermediaries. We may discontinue offering any Subaccount at any time. In some cases, a Subaccount not available through a financial intermediary may be obtained by contacting us directly. For more information on the options available for electing a Subaccount, please contact Your financial intermediary or our Administrative Office.
More information about the Portfolio Companies is available in the prospectuses for the Portfolio Companies, which may be amended from time to time and can be found online at https://dfinview.com/Transamerica/TAHD/893505644?site=VAVUL.
You can also request this information at no cost by calling our Administrative Office at (800) 525-6205.
The current expenses and performance below reflect fees and expenses of the Portfolio Companies, but do not reflect the other fees and expenses that Your Policy may charge. Expenses would be higher, and performance would be lower if these other charges were included. Each Portfolio Company’s past performance is not necessarily an indication of future performance.

(1) Some Subaccounts may be available for certain policies and may not be available for all policies. You should work with Your registered representative to decide which Subaccount(s) may be appropriate for You based on a thorough analysis of Your particular insurance needs, financial objective, investment goals, time horizons, and risk tolerance.
(2) There can be no assurance that any money market Portfolio offered under this Policy will be able to maintain a stable net asset value per share during extended periods of low interest rates, and partly as a result of Policy charges, the yield on the money market Subaccount may become extremely low and possibly negative.

			Average Annual Total Returns (as of 12/31/25)
Investment Objective	Underlying Fund Portfolios and Advisers/Sub-adviser(1)	Current Expenses	1 year	5 years	10 years
To maximize total return consistent with the Adviser’s determination of reasonable risk.	AB Balanced Hedged Allocation Portfolio - Class B Advised by: AllianceBernstein L.P.	0.99%	17.36%	5.64%	6.74%
Long-term growth of capital.	AB Relative Value Portfolio - Class B Advised by: AllianceBernstein L.P.	0.85%	10.20%	11.15%	10.30%
To provide high total return (including income and capital gains) consistent with preservation of capital over the long term.	American Funds - Asset Allocation Fund - Class 2 Advised by: Capital Research and Management Company	0.54%	26.77%	3.40%	7.00%
To provide growth of capital.	American Funds - Growth Fund - Class 2 Advised by: Capital Research and Management Company	0.58%	17.21%	13.89%	12.36%
To achieve long-term growth of capital and income.	American Funds - Growth-Income Fund - Class 2 Advised by: Capital Research and Management Company	0.53%	20.41%	9.08%	7.59%
To provide long-term growth of capital.	American Funds - International Fund - Class 2 Advised by: Capital Research and Management Company	0.78%	15.85%	8.97%	9.77%
To provide as high a level of current income as is consistent with the preservation of capital.	American Funds - The Bond Fund of America® - Class 2 Advised by: Capital Research and Management Company	0.63%	8.24%	5.60%	6.96%
Seeks income and capital growth consistent with reasonable risk.	Fidelity® VIP Balanced Portfolio - Service 2 Advised by: Fidelity Management & Research Company LLC	0.66%	14.96%	9.24%	10.84%
Seeks long-term capital appreciation.	Fidelity® VIP Contrafund® Portfolio - Service 2 Advised by: Fidelity Management & Research Company LLC	0.79%	21.24%	15.08%	15.49%
Seeks long-term growth of capital.	Fidelity® VIP Mid Cap Portfolio - Service 2 Advised by: Fidelity Management & Research Company LLC	0.80%	11.49%	9.83%	10.31%
Seeks capital appreciation.	Fidelity® VIP Value Strategies Portfolio - Service 2 Advised by: Fidelity Management & Research Company LLC	0.84%	7.70%	11.87%	10.54%
To seek the highest total return, composed of current income and capital appreciation, as is consistent with prudent investment risk.	State Street Total Return V.I.S. Fund - Class 3 Advised by: State Street Investment Management	0.95%	15.48%	6.85%	6.91%
To seek to provide high total return through a combination of current income and capital appreciation.	Transamerica Aegon Bond VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Aegon USA Investment Management, LLC	0.78%	6.78%	-0.60%	1.82%
To seek to achieve maximum total return.	Transamerica Aegon Core Bond VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Aegon USA Investment Management, LLC	0.73%	6.73%	-0.38%	1.84%
To seek a high level of current income by investing in high-yield debt securities.	Transamerica Aegon High Yield Bond VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Aegon USA Investment Management, LLC	0.89%	8.27%	3.89%	5.64%
To seek total return gained from the combination of dividend yield, growth of dividends and capital appreciation.	Transamerica Aegon Sustainable Equity Income VP - Initial Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Aegon USA Investment Management UK plc	0.72%	11.26%	8.39%	7.35%
To seek to provide as high a level of total return as is consistent with prudent investment strategies.	Transamerica Aegon U.S. Government Securities VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Aegon USA Investment Management, LLC	0.84%	5.56%	-1.52%	0.94%
To seek total return (including income and capital gains) consistent with preservation of capital over the long term while seeking to manage volatility and provide downside protection.	Transamerica American Funds Managed Risk VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Milliman Financial Risk Managment LLC	1.10%	17.88%	14.42%	14.82%
To seek as high a level of current income as is consistent with preservation of capital and liquidity.	Transamerica BlackRock Government Money Market VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: BlackRock Investment Management, LLC	0.54%	3.81%	2.91%	1.72%
To seek to maximize total return.	Transamerica BlackRock Real Estate Securities VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: BlackRock Investment Management, LLC	1.11%	9.32%	2.41%	3.41%
To seek capital appreciation with current income as a secondary objective.	Transamerica BlackRock Tactical Allocation VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: BlackRock Investment Management, LLC	0.97%	11.72%	5.42%	6.81%
To seek current income and preservation of capital.	Transamerica BlackRock iShares Active Asset Allocation - Conservative VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: BlackRock Investment Management, LLC	0.93%	8.65%	2.65%	4.17%
To seek capital appreciation with current income as a secondary objective.	Transamerica BlackRock iShares Active Asset Allocation - Moderate Growth VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: BlackRock Investment Management, LLC	0.94%	10.64%	5.18%	4.94%
To seek capital appreciation and current income.	Transamerica BlackRock iShares Active Asset Allocation - Moderate VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: BlackRock Investment Management, LLC	0.90%	9.50%	3.98%	4.66%
To seek capital appreciation and income.	Transamerica BlackRock iShares Dynamic Allocation - Balanced - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: BlackRock Investment Management, LLC	0.91%	9.42%	4.24%	4.19%
To seek long-term capital appreciation.	Transamerica BlackRock iShares Edge 100 VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: BlackRock Investment Management, LLC	0.80%	18.54%	9.24%	10.39%
To seek long-term capital appreciation and capital preservation.	Transamerica BlackRock iShares Edge 40 VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: BlackRock Investment Management, LLC	0.71%	11.42%	3.21%	4.65%
To seek long-term capital appreciation and capital preservation.	Transamerica BlackRock iShares Edge 50 VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: BlackRock Investment Management, LLC	0.69%	12.35%	4.14%	5.95%
To seek long-term capital appreciation with capital preservation as a secondary objective.	Transamerica BlackRock iShares Edge 75 VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: BlackRock Investment Management, LLC	0.75%	15.47%	6.70%	8.14%
To seek a combination of capital appreciation and income.	Transamerica BlackRock iShares Tactical - Balanced VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: BlackRock Investment Management, LLC	0.92%	13.00%	3.04%	5.22%
To seek a combination of capital appreciation and income.	Transamerica BlackRock iShares Tactical - Conservative VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: BlackRock Investment Management, LLC	0.94%	10.65%	1.67%	4.43%
To seek a combination of capital appreciation and income.	Transamerica BlackRock iShares Tactical - Growth VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: BlackRock Investment Management, LLC	0.95%	15.58%	5.65%	6.85%
To seek to balance capital appreciation and income.	Transamerica Goldman Sachs Managed Risk - Balanced ETF VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Goldman Sachs Asset Management, L.P.	0.63%	10.77%	5.10%	5.67%
To seek current income and preservation of capital.	Transamerica Goldman Sachs Managed Risk - Conservative ETF VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Goldman Sachs Asset Management, L.P.	0.66%	10.07%	3.31%	4.43%
To seek capital appreciation as a primary objective and income as a secondary objective.	Transamerica Goldman Sachs Managed Risk - Growth ETF VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Goldman Sachs Asset Management, L.P.	0.66%	12.27%	7.84%	7.65%
To seek long-term capital appreciation.	Transamerica International Focus VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Sands Capital Management, LLC	1.08%	6.24%	0.74%	5.19%
To seek current income and preservation of capital.	Transamerica JPMorgan Asset Allocation - Conservative VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: J.P. Morgan Investment Management, Inc.	0.96%	10.36%	2.09%	4.64%
To seek capital appreciation with current income as a secondary objective.	Transamerica JPMorgan Asset Allocation - Moderate Growth VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: J.P. Morgan Investment Management, Inc.	1.02%	12.84%	5.57%	7.80%
To seek capital appreciation and current income.	Transamerica JPMorgan Asset Allocation - Moderate VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: J.P. Morgan Investment Management, Inc.	0.97%	11.54%	3.59%	6.05%
To seek long-term capital appreciation.	Transamerica JPMorgan Diversified Equity Allocation VP - Service Advised by: Transamerica JPMorgan Diversified Equity Allocation VP; Sub-Advised by: J.P. Morgan Investment Management, Inc.	1.05%	19.06%	8.87%	10.90%
To seek to earn a total return modestly in excess of the total return performance of the S&P 500® Index while maintaining a volatility of return similar to the S&P 500® Index.	Transamerica JPMorgan Enhanced Index VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: J.P. Morgan Investment Management, Inc.	0.86%	15.90%	14.10%	14.32%
To seek capital appreciation with current income as a secondary objective.	Transamerica JPMorgan International Moderate Growth VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: J.P. Morgan Investment Management, Inc.	1.12%	17.67%	3.25%	5.51%
To seek current income and preservation of capital.	Transamerica JPMorgan Tactical Allocation VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: J.P. Morgan Investment Management, Inc.	1.05%	8.83%	1.80%	4.15%
To seek long-term capital growth, consistent with preservation of capital and balanced by current income.	Transamerica Janus Balanced VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Janus Henderson Investors US LLC	0.99%	13.46%	7.57%	9.31%
To seek long-term capital appreciation.	Transamerica Janus Mid-Cap Growth VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Janus Henderson Investors US LLC	1.09%	7.85%	6.91%	10.87%
Seeks to track the investment results of an index composed of large- and mid-capitalization developed market equities, excluding the U.S. and Canada.	Transamerica MSCI EAFE Index VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: SSGA Funds Management, Inc.	0.62%	30.93%	8.53%	7.55%
To seek high total return through the combination of income and capital appreciation.	Transamerica Madison Diversified Income VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Madison Asset Management, LLC	1.09%	7.22%	2.20%	4.86%
To seek capital appreciation.	Transamerica Market Participation Strategy VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: PGIM Quantitative Solutions LLC	0.98%	10.02%	6.46%	8.15%
Seeks to provide capital appreciation and income while seeking to manage volatility.	Transamerica Morgan Stanley Global Allocation Managed Risk - Balanced VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Milliman Financial Risk Managment LLC	1.24%	14.21%	3.27%	4.10%
To seek high total return.	Transamerica Morgan Stanley Global Allocation VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Morgan Stanley Investment Management Inc.	1.03%	17.51%	4.90%	6.86%
To seek to provide a high total investment return through investments in a broadly diversified portfolio of stocks, bonds and money market instruments.	Transamerica Multi-Managed Balanced VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Aegon USA Investment Mangement, Inc.	0.89%	12.73%	8.34%	9.46%
To seek maximum real return, consistent with appreciation of capital.	Transamerica PineBridge Inflation Opportunities VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: PineBridge Investments LLC	0.81%	5.35%	0.99%	2.68%
To seek to provide investment results that, before expenses, correspond generally to the price and yield performance of the S&P 500® Index.	Transamerica S&P 500 Index VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: SSGA Funds Management, Inc.	0.38%	17.37%	13.95%	14.32%
To seek to maximize total return.	Transamerica Small/Mid Cap Value VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Systematic Financial Management, L.P.	1.06%	9.51%	9.29%	9.53%
To seek long-term growth of capital by investing primarily in common stocks of small growth companies.	Transamerica T. Rowe Price Small Cap VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: T. Rowe Price Associates, Inc.	1.08%	9.93%	5.17%	10.18%
To seek maximum long-term total return, consistent with reasonable risk to principal, by investing in a diversified portfolio of common stocks of primarily non-U.S. issuers.	Transamerica TSW International Equity VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Thompson, Siegel & Walmsley LLC	1.11%	31.42%	8.58%	7.27%
To seek to provide investors with long-term capital growth.	Transamerica TSW Mid Cap Value Opportunities VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Thompson, Siegel & Walmsley LLC	1.01%	9.36%	9.05%	8.36%
Seeks to maximize long-term growth	Transamerica WMC US Growth VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Wellington Management Company LLP	0.89%	17.47%	12.05%	16.13%

NOTE: All underlying fund Portfolios in the Transamerica Series Trust are advised by Transamerica Asset Management. The entities listed are the sub-advisers unless otherwise indicated.

CLOSED INVESTMENT OPTIONS:
Effective December 12, 2011, the following Subaccounts were closed to new investments.

			Average Annual Total Returns (as of 12/31/25)
Investment Objective	Underlying Fund Portfolios and Advisers/Sub-adviser(1)	Current Expenses	1 year	5 years	10 years
Long-term growth of capital.	AB Large Cap Growth Portfolio - Class B Advised by: AllianceBernstein L.P.	0.90%	12.85%	11.76%	15.88%
Seeks capital growth.	Invesco V.I. American Franchise Fund - Series II Advised by: Invesco Advisers, Inc.	1.10%	11.39%	10.08%	14.58%
Seeks reasonable income. The fund will also consider the potential for capital appreciation. The fund's goal is to achieve a yield which exceeds the composite yield on the securities comprising the S&P 500® Index.	Fidelity® VIP Equity-Income Portfolio - Service 2 Advised by: Fidelity Management & Research Company LLC	0.71%	18.75%	12.23%	11.32%
Seeks to achieve capital appreciation.	Fidelity® VIP Growth Portfolio - Service 2 Advised by: Fidelity Management & Research Company LLC	0.80%	14.63%	13.42%	17.16%
Capital appreciation. Its secondary goal is income.	Franklin Mutual Shares VIP Fund - Class 2 Advised by: Franklin Advisers, Inc.	0.94%	11.52%	9.20%	7.53%
Seeks long-term growth of capital.	Janus Henderson Enterprise Portfolio - Service Advised by: Janus Henderson Investors US, LLC	0.97%	7.41%	7.35%	12.51%
Seeks long-term growth of capital.	Janus Henderson Global Research Portfolio - Service Advised by: Janus Henderson Investors US, LLC	1.07%	20.60%	12.23%	12.64%
To seek total return.	MFS® Total Return Series - Service Advised by: MFS® Investment Management	0.96%	10.91%	6.16%	7.36%

Effective September 17, 2012, the following Subaccounts were closed to new investments.

			Average Annual Total Returns (as of 12/31/25)
Investment Objective	Underlying Fund Portfolios and Advisers/Sub-adviser(1)	Current Expenses	1 year	5 years	10 years
Capital appreciation. Its secondary goal is income.	Franklin Allocation VIP Fund - Class 4 Advised by: Franklin Advisers, Inc.	0.97%	12.53%	5.59%	7.19%
To seek long-term capital growth.	Templeton Foreign VIP Fund - Class 2 Advised by: Templeton Investment Counsel, LLC	1.09%	29.19%	8.25%	5.75%
To seek capital appreciation.	MFS® New Discovery Series - Service Advised by: MFS® Investment Management	1.20%	12.56%	-0.54%	10.46%
To seek total return gained from the combination of dividend yield, growth of dividends and capital appreciation.	Transamerica Aegon Sustainable Equity Income VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Aegon USA Investment Management UK plc	0.97%	10.99%	8.11%	7.08%

Effective December 12, 2011, the following Subaccount was closed to new investments.

			Average Annual Total Returns (as of 12/31/25)
Investment Objective	Underlying Fund Portfolios and Advisers/Sub-adviser(1)	Current Expenses	1 year	5 years	10 years
To seek total return gained from the combination of dividend yield, growth of dividends and capital appreciation.	Transamerica Aegon Sustainable Equity Income VP - Initial Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Aegon USA Investment Management UK plc	0.72%	11.26%	8.39%	7.35%

Please retain this Notice for future reference. The last prospectus and statement of additional information for the Policy dated May 1, 2017, as supplemented, contains more information about the Policy. You may contact us for additional information free of charge at (800) 525-6205 or write us at:
Transamerica Financial Life Insurance Company
6400 C Street SW
Cedar Rapids, IA 52499

 Reports and other information about the Separate Account are available on the SEC’s website at sec.gov and copies of this information may be obtained, upon payment of a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov.

Product File Number on Edgar System - 333-187916
EDGAR Contract Identifier No. is #C000127978